Exhibit 99.2

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
(“Randgold Resources” or the "Company")

FINAL DIVIDEND FOR 2014, ELECTION FOR STERLING DIVIDEND, AND RESULTS OF ANNUAL GENERAL MEETING

Jersey, Channel Islands, 5 May 2015 – Randgold Resources confirms that at the Company's Annual General Meeting held earlier today the shareholders approved a final dividend for the year ended 31 December 2014 of US$0.60 per share. The dividend payment will be made on Friday 29 May 2015 to shareholders on the register as at Friday 13 March 2015. The ex-dividend date was Thursday 12 March 2015.

The exchange rate for payment to those shareholders who have elected to receive the final dividend for the year ended 31 December 2014 in Pounds Sterling is: £1 = US$1.5134.

The Company also announces that at the Company's Annual General Meeting all of the resolutions were passed on a poll. Copies of all the resolutions passed have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do.

A summary of the votes cast in respect of each resolution is set out below (a "vote withheld" is not a vote in law and is not counted in the calculation of the proportion of the votes for and against the resolution):

Resolution	In Favour		Against		Withheld
	No. of votes	% of votes	No. of votes	% of votes	No. of votes
Ordinary Resolutions
Report and Accounts	78 985 415	99.998%	1 325	0.002%	47 137
Declaration of Dividend	78 983 382	99.999%	712	0.001%	49 783
Directors' Remuneration Report	77 316 166	97.904%	1 655 617	2.096%	62 093
Directors’ Remuneration Policy	76 990 141	98.063%	1 520 619	1.937%	523 116
Re-election of Mark Bristow	78 974 573	99.988%	9 166	0.012%	50 138
Re-election of Norborne Cole Jr	78 889 426	99.880%	94 734	0.120%	49 717
Re-election of Christopher Coleman	78 548 645	99.454%	431 046	0.546%	54 185
Re-election of Kadri Dagdelen	78 927 511	99.931%	54 619	0.069%	50 571
Re-election of Jemal-ud-din Kassum	78 914 268	99.914%	67 863	0.086%	50 570
Re-election of Jeanine Mabunda Lioko	78 971 611	99.987%	10 530	0.013%	50 560
Re-election of Andrew Quinn	78 969 809	99.984%	12 524	0.016%	50 368
Re-election of Graham Shuttleworth	78 940 068	99.947%	42 164	0.053%	50 469
Re-election of Karl Voltaire	78 954 740	99.965%	27 492	0.035%	50 469
Election of Safiatou Ba-N'Daw	78 967 933	99.982%	14 028	0.018%	50 740
Re-appointment of Auditors	78 351 083	99.853%	115 613	0.147%	564 004
Auditors' Remuneration	78 942 284	99.959%	32 248	0.041%	58 169
Ordinary Resolutions
Authority to Allot Shares	77 323 677	99.746%	197 250	0.254%	1 511 774
Awards of Shares to Non-Executive Directors (other than the Senior Independent Director and the Chairman)	76 992 661	99.437%	436 071	0.563%	1 603 969
Award of Shares to Senior Independent Director	76 959 412	99.394%	469 371	0.606%	1 603 918
Award of Shares to Chairman	76 960 218	99.395%	468 515	0.605%	1 603 968
Special Resolutions

Resolution	In Favour		Against		Withheld
	No. of votes	% of votes	No. of votes	% of votes	No. of votes
Authority to Disapply Pre-Emption Rights	76 004 360	98.047%	1 514 263	1.953%	1 514 078
Authority for the Company to Purchase its Own Shares	77 487 076	99.949%	39 856	0.051%	1 505 769

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 779 771 1338 +44 153 4735 333	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com